EXHIBIT 99.2

Report of Voting Results

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 4, 2021

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.	By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Withheld	%
Patricia M. Bedient	1,010,144,552	99.78	2,245,194	0.22
John D. Gass	993,444,196	98.13	18,945,550	1.87
Russell Girling	1,009,379,214	99.70	3,010,533	0.30
Jean Paul Gladu	1,000,023,977	98.78	12,365,769	1.22
Dennis M. Houston	998,805,895	98.66	13,583,850	1.34
Mark S. Little	1,009,293,051	99.69	3,096,696	0.31
Brian P. MacDonald	1,009,305,400	99.70	3,084,345	0.30
Maureen McCaw	997,187,561	98.50	15,202,185	1.50
Lorraine Mitchelmore	1,010,751,125	99.84	1,638,622	0.16
Eira M. Thomas	983,443,451	97.14	28,946,294	2.86
Michael M. Wilson	990,584,902	97.85	21,804,844	2.15

2.	By resolution passed by vote conducted by ballot, KPMG LLP, Chartered Professional Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders.

3.	A resolution to increase the number of common shares of Suncor reserved for issuance pursuant to the Suncor Energy Inc. Stock Option Plan by an additional 15,000,000 common shares was approved by a vote, conducted by ballot, of 913,597,491 (90.24%) for and 98,792,248 (9.76%) against.

4.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 24, 2021 was approved by a vote, conducted by ballot, of 941,808,575 (93.03%) for and 33,645,773 (6.97%) against.